UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated July 30, 2009, reporting its financial and operating results for the second quarter ended June 30, 2009.

Exhibit 1

DRYSHIPS INC. REPORTS ITS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2009

July 30, 2009, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes and offshore oil deep water drilling, today announced its unaudited financial and operating results for the second quarter and six month period ended June 30, 2009.

Second Quarter 2009 Financial Highlights

➢

For the second quarter of 2009, the Company reported a net profit of $52.8 million or $0.24 basic and diluted profit per share. Included in the second quarter results are (i) a loss related to contract termination fees and forfeiture of vessel deposits of $44.8 million or $0.21 per share, (ii) a non cash gain of $51.6 million or $0.24 per share associated with the valuation of the Company’s interest rate swaps and (iii) amortization of stock based compensation of $9.5 million or $0.04 per share. Excluding these items, net income would amount to $55.5 million or $0.25 per share.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report another quarter of profitable operating results for Dryships as both our drilling and dry bulk units continued to perform at high utilization rates. The last several months the dry bulk freight markets have recovered to healthy levels led by strong growth in China. The stimulus plan implemented by the Chinese government earlier in the year has translated into accelerated infrastructure development and increased commodity demand. Steel prices are on the rise and are providing healthy margins to steel mills. We are also beginning to see signs of improvement from other regions, with steel mills in Europe, Japan and elsewhere restarting idle capacity. We have taken advantage of this strengthening and now have approximately 87% of our shipdays in 2009 and 2010 fixed at healthy levels and can always leverage the volatility in freight rates in the future through further vessel acquisitions. Dryships now has $1.6 billion in fixed EBITDA from its dry bulk and offshore units over the next 2.5 years. The steps taken by the company to strengthen it’s balance sheet, earlier in the year, have positioned us to take advantage of distressed deals that are beginning to surface despite the improvement in freight rates.”

Financial Review: 2009 Second Quarter

The Company recorded a net profit of $52.8 million, or $0.24 basic and diluted loss per share for the three-month period ended June 30, 2009, as compared to a net profit of $299.8 million, or $6.95 basic and diluted earnings per share for the three-month period ended June 30, 2008. EBITDA, which is defined and reconciled later in this press release, was $127.0 million for the second quarter of 2009 as compared to $359.8 million for the same period in 2008.

Included in the second quarter 2009 results are (i) a loss related to contract termination fees and forfeiture of vessel deposits of $44.8 million or $0.21 per share, (ii) a non cash gain of $51.6 million or $0.24 per share associated with the valuation of the Company’s interest rate swaps and (iii) amortization of stock based compensation of $9.5 million or $0.04 per share. Excluding these items, net income would amount to $55.5 million or $0.25 per share.

Following our acquisition of Ocean Rig in the second quarter of 2008, we have two reportable segments, the drybulk carrier segment and the offshore drilling segment.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $145.1 million to $99.9 million for the three month period ended June 30, 2009, as compared to $245.0 million for the three-month period ended June 30, 2008. The decrease is attributable to the substantially lower freight market during the three-month period ended June 30, 2009 as compared to the second quarter of 2008. For the offshore drilling segment, revenues from drilling contracts amounted to $103.6 million for the three-month period ended June 30, 2009 as compared to $43.8 for the same period in 2008; however, this increase was mainly due to the drilling rig segment being consolidated for less than a full quarter in the second quarter of 2008.1

Total vessel and rig operating expenses and total depreciation and amortization  increased to $53.2 million and $48.7 million, respectively, for the three-month period ended June 30, 2009 from $33.3 million and $33.5 million, respectively, for the three-month period ended June 30, 2008. This increase in these expenses is primarily due to the drilling rig segment being consolidated for less than a full quarter in the second quarter of 2008.1 Total general and administrative expenses increased to $21.9 million from $19.6 million during the comparative periods mainly due to general and administrative expenses from our offshore drilling segment which was consolidated for less than a full quarter in the second quarter of 2008.1

Loss on contract cancellations was $44.8 million during the three-month period ended June 30, 2009 and is attributable to the sale of our interest in the owning company which had contracted for the purchase of a newbuilding drybulk carrier to an unrelated party in which we forfeited deposits of $22.8 million, made a cash payment of $20.0 million and wrote-off other capitalized expenses of $2.0 million.

Interest and finance costs net of interest income decreased to $22.1 million for the three-month period ended June 30, 2009, compared to $25.7 million for the three-month period ended June 30, 2008. This decrease primarily stems from the decline in interest rates during the three-month period ended June 30, 2009, as compared to the same period in 2008.

1 We gained control of Ocean Rig on May 15, 2008 and commenced consolidation of this entity at that date. Accordingly, for the second quarter of 2008, our drilling rig segment contributed approximately 1.5 months of revenues and expenses to our consolidated totals.

Other Developments

Appointments of Directors

On July 29, 2009, the Board of Directors appointed Mr. Harry Kerames and Mr. Vassilis Karamitsanis to the Board of Directors as independent directors.

Harry Kerames has over 21 years of experience in the transportation industry.  Mr. Kerames has been the Managing Director of Global Capital Finance where he was responsible for the firm’s shipping practice.  Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund.  Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and Oceanfreight Inc.  Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association.  Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut.

Vassilis Karamitsanis is an attorney and a founding partner of SigmaKappaSigma Law Offices.  From 2007 to 2009, Mr. Karamitsanis was the Head of the legal department at Karouzos Construction & Development Group.  Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants SA, and as a special advisor to the Hellenic Ministry of Health & Welfare.  He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law.  Mr. Karamitsanis graduated from Athens College Lyceum, and received his law degree from Aristotle University of Thessaloniki.  He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam, and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

George Xiradakis, Chairman of the Nominating Committee commented: “We welcome Harry Kerames and Vassilis Karamitsanis to the Board of Directors of Dryships Inc. After a rigorous screening process, we selected these two distinguished individuals who we believe have the credentials and experience to add value to Dryships. With these appointments the Company continues to satisfy NASDAQ corporate governance standards requiring a board comprised of a majority of independent directors.”

Fleet List

The table below describes our drybulk fleet profile as of July 30, 2009:

	Year			Gross rate	Redelivery
	Built	DWT	Type	per day	Earliest	Latest

Fixed rate employment

Capesize:
Alameda	2001	170,269	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Aug-11	Oct-11
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Iguana *	1996	70,349	Panamax	$13,456	Sep-11	Sep-11
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,364	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Rapallo	2009	75,000	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	Jun-13	Aug-13
Toro	1995	73,034	Panamax	$16,750	May-11	Jul-11
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Pachino (ex VOC Galaxy)	2002	51,201	Supramax	$20,250	Sep-10	Feb-11
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	$27,135	Oct-11	May-12

New Buildings
Oliva	2009	75,000	Panamax	$17,850	Oct-11	Dec-11

Spot rate employment

Panamax:
Delray	1994	71,862	Panamax
Primera	1998	72,495	Panamax
Sonoma	2001	74,786	Panamax
Sorrento	2004	76,633	Panamax

New Buildings
N/B Hull No: SS58	2010	82,000	Kamsarmax
N/B Hull No: SS59	2010	82,000	Kamsarmax

* Based on a synthetic time charter

Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Average number of vessels(1)	38.5	37.3	38.4	37.5
Total voyage days for vessels(2)	3,465	3,358	6,917	6,633
Total calendar days for vessels(3)	3,504	3,394	6,989	6,785
Fleet utilization(4)	98.9%	99.0%	99.0%	97.8%
Time charter equivalent(5)	$70,701	$29,752	$66,921	$28,458
Vessel operating expenses (daily)(6)	$5,673	$5,266	$5,387	$5,317

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Voyage revenues	258,921	106,866	490,984	204,468
Voyage expenses	(13,942)	(6,959)	(28,092)	(15,705)
Time charter equivalent revenues	244,979	99,907	462,892	188,763
Total voyage days for fleet	3,465	3,358	6,917	6,633
Time charter equivalent TCE	70,701	29,752	66,921	28,458

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Income Statements

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009

REVENUES:
Voyage revenues	$258,921	$106,866	$490,984	$204,468
Revenues from drilling contracts	43,795	103,618	43,795	202,632
	302,716	210,484	534,779	407,100

EXPENSES:
Voyage expenses	13,942	6,959	28,092	15,705
Vessel operating expenses	19,877	17,873	37,650	36,078
Drilling rigs operating expenses	13,388	35,299	13,388	69,326
Depreciation and amortization	33,517	48,736	57,935	97,153
Loss (gain) on sale of vessels	(135,815)	6	(160,258)	(2,432)
Loss on contract cancellations, net	-	44,764	-	215,532
General and administrative expenses	19,642	21,929	25,347	43,420

Operating income / (loss)	338,165	34,918	532,625	(67,682)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(25,652)	(22,097)	(38,544)	(48,654)
Gain on interest rate swaps	12,153	51,576	6,079	60,294
Other, net	518	(2,074)	499	(535)
Equity in income of investee	(7,750)	-	(6,893)	-
Income taxes	(867)	(3,453)	(867)	(6,354)
Total other income / (expenses), net	(21,598)	23,952	(39,726)	4,751

Net income / (loss)	316,567	58,870	492,899	(62,931)

Net income attributable to Noncontrolling interests	(16,813)	(6,115)	(16,813)	(6,115)

Net income / (loss) attributable to Dryships Inc. common stockholders	$299,754	$52,755	$476,086	$(69,046)

Earnings per common share, basic	$6.95	$0.24	$11.67	$-0.42
Weighted average number of shares, basic	42,150,753	216,344,623	40,173,941	163,011,168

Earnings per common share, diluted	$6.95	$0.24	$11.67	$-0.42
Weighted average number of shares, diluted	42,208,141	216,344,623	40,177,016	163,011,168

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share and per share data)	December 31, 2008	June 30, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$475,904
Restricted cash	320,560	334,783
Trade accounts receivable, net	52,441	28,777
Other current assets	44,312	52,855
Total current assets	720,427	892,319

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	535,616	1,100,502
Vessels, net	2,134,650	2,084,220
Drilling rigs, machinery and equipment ,net	1,393,158	1,360,127
Total fixed assets, net	4,063,424	4,544,849

OTHER NON CURRENT ASSETS:
Other non-current assets	58,829	64,918
Total non current assets, net	58,829	64,918
Total assets	$4,842,680	$5,502,086

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$2,370,556	$1,839,846
Other current liabilities	154,492	135,237
Total current liabilities	2,525,048	1,975,083

NON CURRENT LIABILITIES
Long term debt, net of current portion	788,314	728,069
Other non-current liabilities	237,746	119,787
Total non current liabilities	1,026,060	847,856

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total Dryships Inc. stockholders’ equity	1,291,572	2,283,727
Noncontrolling interests	-	395,420
Total equity	1,291,572	2,679,147
Total liabilities and equity	$4,842,680	$5,502,086

EBITDA Reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2008	Three Months Ended June 30, 2009	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009

Net income / (loss)	299,754	52,755	476,086	(69,046)

Add: Net interest expense	25,652	22,097	38,544	48,654
Add: Depreciation and amortization	33,517	48,736	57,935	97,153
Add: Income taxes	867	3,453	867	6,354

EBITDA	359,790	127,041	573,432	83,115

Conference Call and Webcast: Friday, July 31st , 2009

As announced, the Company’s management team will host a conference call, on Friday, July 31, 2009 at 8:00 AM Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

A replay of the conference call will be available until August 2, 2009. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 41 drybulk carriers comprising seven Capesize,  29 Panamax,  two Supramax and three newbuilding drybulk vessels, with a combined deadweight tonnage of over 3.6 million tons, 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: July 30, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer